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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

DELAY IN DESPATCH OF CIRCULAR

Reference is made to the announcement of the Company dated 18 December 2013 (the “Announcement”) in relation to the non-exempt connected transactions of the Company and the pre-emptive subscription of Bonds by Datang and Country Hill. Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement unless otherwise defined herein.

Pursuant to Rule 14A.47A and Rule 14A.56(10) of the Listing Rules, a circular should be despatched to the Shareholders (the “Circular”). The Circular will contain, among other things, (i) the details of the Datang Further Subscription and the grant of the Datang Further Special Mandate; (ii) the details of the Country Hill Further Subscription and the grant of the Country Hill Further Special Mandate; (iii) the recommendation of the Independent Board Committee to the Independent Shareholders; (iv) the advice of the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders; and (v) a notice to convene the EGM.

As additional time is required to finalise the information to be contained in the Circular, the despatch of the Circular will be delayed and the Company expects to despatch the Circular on or before 29 January 2014.

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, 13 January 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan